Abner Herrman & Brock, LLC

Financial Statements

December 31, 2022

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Oct. 31, 2023 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-25549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ABNER HERRMAN & BROCK, LLC

TYPE OF REGISTRANT (check all applicable boxes):

- ☒ Broker-dealer
- ☐ Security-based swap dealer
- ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

HARBORSIDE 5, 185 HUDSON STREET, SUITE 1640
(No. and Street)

JERSEY CITY	NJ	07311
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

HOWARD ABNER	201-484-2000	HABNER@AHBI.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

ADEPTUS PARTNERS, LLC
(Name – if individual, state last, first, and middle name)

733 ROUTE 35 N, STE A	OCEAN	NJ	07712
(Address)	(City)	(State)	(Zip Code)

01/06/2010	3686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, HOWARD ABNER, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of ABNER HERRMAN & BROCK, LLC, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: CHAIRMAN

Notary Public

NOTARY PUBLIC STATE OF FLORIDA
CALVIN H CHANDLER, JR.
Commission # GG 348539
Expires October 24, 2023
Bonded Thru Budget Notary Services

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Abner Herrman & Brock, LLC
Index to the Financial Statements
December 31, 2022

Table of Contents

Ad3ptus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Abner Herrman & Brock, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Abner Herrman & Brock, LLC as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of Abner Herrman & Brock, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Abner Herrman & Brock, LLC's management. Our responsibility is to express an opinion on Abner Herrman & Brock, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Abner Herrman & Brock, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Abner Herrman & Brock, LLC's auditor since 2022.

Adeptus Partners, LLC

Ocean, New Jersey
March 1, 2023

Abner Herrman & Brock, LLC
Statement of Financial Condition
December 31, 2022

ASSETS

Cash and cash equivalents	$ 1,059,129
Advisory fees receivable	54,960
Due from broker - security deposit	50,000
Fixed assets - net	130,012
Right-of-use asset	514,070
Other assets	393,245
Total Assets	$ 2,201,416

LIABILITIES AND MEMBERS' CAPITAL

Liabilities:	
Accounts payable and accrued expenses	$ 226,458
Operating lease liability	570,093
Total Liabilities	796,551
Members' Capital	1,404,865
Total Liabilities and Members' Capital	$ 2,201,416

No Assurance is Provided.

Note 1. Nature of Business

Abner Herrman & Brock, LLC (The "Company") is a registered broker-dealer in securities under the Securities and Exchange Act of 1934, as amended ("SEA"), a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"). The Company was incorporated in the state of New Jersey. The Company clears all securities transactions through its clearing broker on a fully disclosed basis, and consequently operates under the exemptive provisions of S.E.C. Rule 15c3-3(k)(2)(ii). The Company provides investment advisory services mainly to individual investors.

Note 2. Summary of Significant Accounting Policies

a) ***Basis of Accounting***
The accompanying financial statements are presented using the accrual basis of accounting in according with accounting principles generally accepted in the United States of America ("U.S. GAAP"). References to the "ASC" hereafter refer to the Accounting Standards Codification established by the Financial Accounting Standards Board ("FASB") as the source of authoritative U.S. GAAP.

b) ***Revenue Recognition***
Brokerage commissions: The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date basis.

Investment advisory fees: The Company provides investment advisory services on a daily basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and are recognized as revenue at that time as they relate specifically to the services provided in that period, which are distinct from the services provided in other periods.

Administrative services revenue: The Company provides administrative services related to the use of office and support services to one customer at a fixed annual fee. The revenue is billed quarterly and recognized monthly. During the year additional administrative services may be performed. In such instances, the revenue is billed and recognized at a point in time when the services are performed.

c) ***Cash and Cash Equivalents***
For the purpose of the statement of cash flows, the Company considers demand deposited money market funds to be cash equivalents. Cash and equivalents include investments with initial maturities of three months or less. The Company maintains its cash balances at credit-worthy financial institutions that are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2022, a total of $611,738 was in excess of FDIC-insured amounts held in financial institutions. There were $178,896 of cash equivalents at December 31, 2022.

d) ***Advisory Fee Receivable***
Advisory fees receivable are reported at the amount the Company expects to collect from outstanding balances. The Company has evaluated and concluded that there is no need to establish an allowance for credit losses as of December 31, 2022.

Note 2. Summary of Significant Accounting Policies (continued)

e) ***Income Taxes***
Income taxes are not payable by, or provided for, the Company. Members are taxed individually on their share of Company earnings for federal and state income tax purposes.

f) ***Property and Equipment***
Property and equipment are stated at cost less accumulated depreciation. Repairs and maintenance costs are expensed as incurred. Property and equipment are depreciated over the following useful lives:

- Machinery and equipment - 5 years
- Furniture and fixtures - 7 years
- Vehicles - 7 years
- Leasehold improvements - life of the lease

g) ***Use of Estimates***
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, and the reported amounts of revenues and expenses. Actual results could differ from those estimates.

h) ***Subsequent Events***
The Company has evaluated events and transactions that occurred between December 31, 2022 and March 1, 2023, which is the date the financial statements were available to be issued, for possible disclosure and recognition in the financial statements.

i) ***Leases***
The Company recognizes and measures its leases in accordance with FASB ASC 842, Leases. The Company is a lessee in noncancellable operating leases for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease.

The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate, and are measured using the index or rate at the commencement date.

Lease payments, including variable payments based on an index or rate, are remeasured when any of the following events occur: the lease is modified, and the modification is not accounted for as a separate contract; certain contingencies related to variable lease payments are resolved; or there is a reassessment of the lease term, purchase options, or amounts that are probable of being owed under a residual value guarantee. Since the implicit rate of the leases are not readily determinable, the Company uses its estimated incremental borrowing rate as the discount rate based on information available at the commencement date. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment.

Note 2. Summary of Significant Accounting Policies (continued)

i) ***Leases (continued)***

The ROU asset is measured at the commencement date at the amount of initially measured lease liability plus any lease payments made to the lessor before or at the commencement date, minus any lease incentives received; plus, any initial direct costs. Unless impaired, the ROU asset is subsequently measured throughout the lease term at the amount of the lease liability (i.e., present value of the remaining lease payments), plus any unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

The Company has elected, for all underlying classes of assets, to not recognize ROU assets and lease liabilities for short-term leases that have a lease term of 12 months or less at lease commencement, and do not include an option to purchase the underlying asset that the Company is reasonably certain to exercise. The Company recognizes lease cost associated with our short-term leases on a straight-line basis over the lease term.

Note 3. Fixed Assets

Fixed assets consist of the following at December 31, 2022:

Leasehold improvements	$ 31,531
Machinery and equipment	215,252
Furniture and fixtures	211,187
Automobiles	85,324
	543,294
Less: Accumulated depreciation/amortization	(413,282)
	$ 130,012

Depreciation expense was $41,296 for the year ended December 31, 2022.

Note 4. Leases

The Company has obligations as a lessee for office space with initial noncancelable terms in excess of one year. The Company classifies these leases as operating leases. Since the Company is not reasonably certain to exercise any renewal options, optional periods are not included in determining the lease term, and associated payments under any renewal options are excluded from lease payments used to determine the lease liability.

The Company leases office space pursuant to an operating lease expiring February 28, 2025.

Note 4. Leases (continued)

Amounts reported in the statement of financial condition as of December 31, 2022, are as follows:

Operating lease ROU assets	$ 514,070
Operating lease liabilities	$ 570,093

Maturities of lease liabilities under noncancellable operating leases as of December 31, 2022, are as follows:

Year ending December 31,	Amount
2023	274,853
2024	276,030
2025	46,038
Total minimum lease payments	$ 596,921
Less: imputed interest	26,828
Total lease liabilities	$ 570,093

The components of lease cost for the year ended December 31, 2022, are as follows:

Operating lease cost	$ 239,819
Total lease cost	$ 239,819

Other information related to leases as of December 31, 2022, was as follows:

Supplemental cash flow information:	
Cash paid for amounts included in the measurement of lease liability:	
Operating cash flows from operating lease	$ (211,805)
Weighted average remaining lease term:	
Operating lease	2.16 Years
Weighted average discount rate:	
Operating lease	4.0 %

Note 5. Financial Instruments with Off-Balance Sheet Credit Risk

As a securities broker, the Company is engaged in buying and selling securities for a diverse group of institutional and individual investors. The Company's transactions are collateralized and are executed with and on behalf of banks, brokers and dealers and other financial institutions. The Company introduces these transactions for clearance to another broker/dealer on a fully disclosed basis.

Note 5. Financial Instruments with Off-Balance Sheet Credit Risk (continued)

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair customers' ability to satisfy their obligations to the Company and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to such non-performance by its customers. The Company seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory requirements and the clearing brokers internal guidelines. The Company monitors its customer activity by reviewing information it receives from its clearing broker on a daily basis, and requiring customers to deposit additional collateral, or reduce positions when necessary.

Note 6. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2022, the Company had net capital of $822,110, which was $807,013 in excess of its required net capital of $15,097. The Company's net capital ratio was 27.55%.